LATHAM&WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

FIRM / AFFILIATE OFFICES
Boston, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Milan, Moscow, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Silicon Valley, Singapore, Tokyo, Washington, D.C.

20 February 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Interpump Press Release: Interpump group, results for the fourth quarter of 2003 and estimates for the financial year 2003.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.

dw 2/25

Interpump Group logo

04 FEB 25 AM 7:21

PRESS RELEASE

Interpump Group: results for the fourth quarter of 2003 and estimates for the financial year 2003

FOURTH QUARTER 2003

NET EARNINGS: UP 31.3% TO 3.6 MILLION EURO

NET REVENUES: 117.2 MILLION EURO (118.1 IN 2002)

PRELIMINARY RESULTS FOR THE FINANCIAL YEAR 2003

TURNOVER ON THE UP AND EBITDA AT 15% DESPITE THE MARKET STAGNATION AND THE DOLLAR WEAKNESS

NET REVENUES: 501.7 MILLION EURO

EBITDA: 75.3 MILLION EURO

Vice chairman and chief executive of Interpump Group, **Giovanni Cavallini** stated: *"Despite the dollar weakness and the market stagnation, in particular in Europe, in 2003 Interpump Group reported a growth in turnover (up 1.8%; up 5.8% at constant dollars) and an EBITDA equal to 15% of turnover. Its strong competitive position on the global markets, its operating efficiency and the ability to react rapidly to the changes of the economic cycle enabled the Group to reach these significant results in a year particularly difficult for the world economy. The strong growth of the Hydraulic Sector in the USA in the second half of 2003 and at the beginning of 2004 and the return to growth of high-pressure pumps sales are encouraging signals for the current year".*

Milan, 12 February 2004 – Interpump Group today has released the results of the fourth quarter 2003 and the preliminary results for the financial year 2003.

FOURTH QUARTER 2003

The fourth quarter of 2003 once again felt the strong impact of the US dollar weakness against the euro (down 19%). However, thanks to a strong commitment to cost control initiatives adopted by the management, Interpump Group could confirm high profitability levels.

Net revenues amounted to 117.2 million euro (down 0.7% against 118.1 million euro in 4Q 2002).

The crisis of the European economy, which occurred during the previous quarters, continued, involving a decrease in sales in Europe (down 13.1%). However, the increase in turnover in North America (up 15%) was driven above all by the Cleaning Sector, within the context of a significant recovery of the North American economy.

Gross operating margin (EBITDA) amounted to 15.1 million euro (equal to 12.5% of net revenues) against 16.4 million euro in the fourth quarter of 2002. This decrease was mainly attributable to the dollar effect.

Operating income (EBIT) amounted to 10.9 million euro (against 12.3 million euro in 4Q 2002).

Net earnings in the fourth quarter **increased by 31.3% to 3.6 million euro** (against 2.7 million euro in 4Q 2002), mainly due to a lower tax burden.

Operating cash flow amounted to 10.5 million euro (against 13.4 million euro in 4Q 2002).

If the same exchange rates of 4Q 2002 were to be used, turnover would have increased by 2.4%, EBITDA by 1.8%, the operating result by 1.5% and net earnings by even 67.3%.

PRELIMINARY RESULTS FOR THE FINANCIAL YEAR 2003

Based on preliminary results for the year 2003, **Interpump Group** achieved **a 1.8% growth rate in consolidated net revenues, reaching 501.7 million euro (against 492.9 million euro** in 2002). At constant dollars turnover would be higher by 5.8%.

The increase in turnover in 2003 was mainly due to the Cleaning Sector, expanding 12.1% (up 11% on a like-for-like basis), led also by the increase in sales of the consumer segment. The Hydraulic Sector reported a decrease in turnover of 8.8%, mainly due to the dollar depreciation. Sales on the US market increased by 1.7% on an annual basis in terms of local currency but decreased by 15% after the translation into euro. In the other markets turnover decreased by 4.1%. The Industrial Sector contracted 10.8%, due both to the 8.4% decrease in high-pressure pump sales and the 16% decrease in windings and electric motors sales.

Overall, North America reported a growth of 17.8%, while Europe (including Italy) contracted 9.4%.

In 2003 also revenues were heavily influenced by the negative performance of the US dollar, the mix shift and the decrease in volumes in some sectors of the Group.

Consolidated gross operating margin (EBITDA) reached **75.3 million euro** (down 11% from 84.5 million euro in the previous year).

Consolidated operating income (EBIT) decreased by 14.5% to **59.2 million euro** (against 69.2 million in 2002). **Consolidated net earnings** in 2003 decreased to **14.3 million euro** (against 21.1 million euro in 2002).

If the same exchange rates of 2002 were to be used, turnover would have increased by 5.8% while the decrease in gross operating margin would be equal just to 2.1% against the 11% fall actually reported at current exchange rates; the decrease in operating income would have been limited to 4.2% against the 14.5% reported at current exchange rates.

Consolidated net equity decreased 10.1% from 193.4 million euro as at 31 December 2002 to **173.8 million euro**.

Net financial indebtedness increased from 175.4 million euro in 2002 to 205.6 million euro. This was mainly attributable to the purchase of minority stakes in subsidiary companies (20.6 million euro), the special dividend payment (15.1 million euro) and the purchase of treasury stock (3.3 million euro).

Cash flow from operations as at 31 December 2003 was equal to 42.7 million euro (against 55.9 million euro in 2002).

Net earnings per share (EPS), adjusted for the amortization of goodwill and calculated on the weighted average of outstanding shares, was equal to **0.315 euro** (against 0.398 euro as at 31 December 2002).

In addition, Interpump Group is pursuing the corporate and operational rationalization process of the Cleaning Sector, which was announced on 22 January and is expected to be completed by the end of 2004.

The Board of Directors of Interpump Group will meet on 18 March 2004 for approval of 2003 Fiscal Year results.

Vice chairman and chief executive of Interpump Group, **Giovanni Cavallini** stated: *"Despite the dollar weakness and the market stagnation, in particular in Europe, in 2003 Interpump Group reported a growth in turnover (up 1.8%; up 5.8% at constant dollars) and an EBITDA equal to 15% of turnover. Its strong competitive position on the global markets, its operating efficiency and the ability to react rapidly to the changes of the economic cycle enabled the Group to reach these significant results in a year particularly difficult for the world economy. The strong growth of the Hydraulic Sector in the USA in the second half of 2003 and at the beginning of 2004 and the return to growth of high-pressure pumps sales are encouraging signals for the current year".*

For further information please contact: Moccagatta Associati
Tel. 02 8645.1695 – Fax 02 8645.2082
segreteria@moccagatta.it

Reclassified quarterly consolidated income statements	*Fourth quarter 2003 €/000*	*%*	*Fourth quarter 2002 €/000*	*%*
Net revenues	**117,219**	**100.0**	**118,058**	**100.0**
Purchases. net of changes in inventories	(51,029)		(52,242)	
Gross industrial margin	**66,190**	**56.5**	**65,816**	**55.7**
Personnel expenses	(21,361)		(22,897)	
Other operating costs	(29,747)		(26,437)	
Gross operating profit	**15,082**	**12.9**	**16,482**	**14.0**
Operating depreciation and amortisation	(4,212)		(4,199)	
Operating profit	**10,870**	**9.3**	**12,283**	**10.4**
Amortisation of goodwill	(2,509)		(2,354)	
Amortisation of the consolidation difference allocated to buildings	(52)		(52)	
Financial income (charges), net	(1,784)		(1,829)	
Exchange rate differences	138		735	
Financial discounts granted to customers	(1,270)		(430)	
Adjustment of value of investments According to the equity method	(132)		(48)	
Extraordinary income (charges), net	(22)		(1,414)	
Profit for the period before taxes and minority interests	**5,239**	**4.5**	**6,891**	**5.8**
Income taxes	(838)		(3,096)	
Net profit before minority interests	**4,401**	**3.8**	**3,795**	**3.2**
Minority interests	(813)		(1,063)	
Consolidated net profit for the period	**3,588**	**3.1**	**2,732**	**2.3**

Reclassified consolidated income statements (twelve months)	*31/12/2003 €/000*	*%*	*31/12/2002 €/000*	*%*
Net revenues	**501,721**	**100.0**	**492,939**	**100.0**
Purchases, net of changes in inventories	(228,118)		(219,165)	
Gross industrial margin	**273,603**	**54.5**	**273,774**	**55.5**
Personnel expenses	(85,394)		(88,262)	
Other operating costs	(112,942)		(100,988)	
Gross operating profit	**75,267**	**15.0**	**84,524**	**17.1**
Operating depreciation and amortisation	(16,086)		(15,316)	
Operating profit	**59,181**	**11.8**	**69,208**	**14.0**
Amortisation of goodwill	(9,896)		(9,524)	
Amortisation of the consolidation difference allocated to buildings	(208)		(208)	
Financial income (charges), net	(8,422)		(8,448)	
Exchange rate differences	(2,719)		862	
Financial discounts granted to customers	(2,620)		(1,623)	
Adjustment of value of investments according to the equity method	(202)		211	
Extraordinary income (charges), net	(182)		(1,160)	
Profit for the period before taxes and minority interests	**34,932**	**7.0**	**49,318**	**10.0**
Income taxes	(17,461)		(23,276)	
Net profit before minority interests	**17,471**	**3.5**	**26,042**	**5.3**
Minority interests	(3,218)		(4,957)	
Consolidated net profit for the period	**14,253**	**2.8**	**21,085**	**4.3**

Reclassified consolidated balance sheets

	31/12/2003 €/000	%	30/09/2003 €/000	%	31/12/2002 €/000	%
Trade receivables	83,906		88,581		92,379	
Inventories	100,546		98,050		103,075	
Prepayments and accrued income within one year	2,478		3,118		2,410	
Other receivables, net of deferred tax assets	14,347		26,965		11,769	
Trade payables	(85,685)		(73,255)		(92,741)	
Tax payables due within one year	(6,082)		(28,195)		(7,731)	
Other current liabilities, net of payables for the acquisition of equity investments	(13,049)		(15,929)		(12,810)	
Accrued expenses, net of interest charges	(759)		(349)		(781)	
Opening net operating working capital	**95,702**	**25.2**	**98,986**	**25.7**	**95,570**	**25.9**
Tangible fixed assets	105,495		105,370		104,504	
Goodwill	136,930		139,409		134,093	
Treasury stock	33,253		33,253		29,967	
Other financial fixed assets	11,092		11,248		10,233	
Other non current assets	23,063		19,850		22,046	
Provisions	(9,057)		(7,513)		(9,582)	
Staff severance indemnities	(15,739)		(15,261)		(14,918)	
Payables for the acquisition of equity investments	(258)		(258)		(258)	
Other non current liabilities	(1,068)		(110)		(2,885)	
Total net fixed assets	**283,711**	**74.8**	**285,988**	**74.3**	**273,200**	**74.1**
Total capital employed	**379,413**	**100.0**	**384,974**	**100.0**	**368,770**	**100.0**
Financed by:						
Share capital	43,447		43,447		43,078	
Retained earnings	99,863		101,800		106,563	
Profit for the period	14,253		10,665		21,085	
Total shareholders' equity for the Group	157,563		155,912		170,726	
Minority interests	16,234		15,675		22,636	
Total consolidated shareholders' equity	**173,797**	**45.8**	**171,587**	**44.6**	**193,362**	**52.4**
Cash on hand	(42,634)		(32,906)		(42,958)	
Payables to banks within one year	33,415		26,469		22,464	
Current portion of medium/long term financing	54,924		84,509		81,820	
Accrued interests	1,424		1,004		893	
Total short term indebtedness	47,129		79,076		62,219	
Medium/long-term indebtedness	158,487		134,311		113,189	
Total net indebtedness	**205,616**	**54.2**	**213,387**	**55.4**	**175,408**	**47.6**
Total sources of financing	**379,413**	**100.0**	**384,974**	**100.0**	**368,770**	**100.0**